Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of April, 2007                      Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F |X| Form 40-F |_|

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes |_| No |X|

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Grupo Radio Centro Announces Resolutions of Ordinary Shareholders' Meeting

      MEXICO CITY, April 26 /PRNewswire-FirstCall/ -- Grupo Radio Centro, S.A.B. de C.V. (BMV: RCENTRO-A, NYSE: RC) ("Grupo Radio Centro" or the "Company"), Mexico's leading radio broadcasting company, announced the resolutions of its Ordinary Shareholders' Meeting, which took place today:

* Approval of a dividend payment in cash in the amount of Ps. 70,000,000, or approximately Ps. $0.4301747663, per each of the 162,724,561 Series A shares outstanding. The dividend, which comes from the Company's fiscal net income, will be distributed in one exhibit on May 7, 2007, through S.D. Indeval, S.A. de C.V., the Mexican Securities Depositary.

* Ratification of the members of the Board of Directors, the Executive Committee, the Audit Committee and the Corporate Practices Committee, with no changes. The Corporate Practices Committee are the same members as the Audit Committee.

      Company Description:

      Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

      Note on Forward-Looking Statements: This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements

      IR contacts In Mexico:
      Pedro Beltran / Alfredo Azpeitia
      Grupo Radio Centro, S.A.B. de C.V.
      5255-5728-4800, ext. 7018
      aazpeitia@grc.com.mx

      In New York:
      Maria Barona / Peter Majeski
      i-advize Corporate Communications, Inc.
      212-406-3690
      grc@i-advize.com

SOURCE Grupo Radio Centro, S.A.B. de C.V.
      -0-         04/26/2007
      /CONTACT: IR contacts, in Mexico, Pedro Beltran or Alfredo Azpeitia, both of Grupo Radio Centro, +011-5255-5728-4800, ext. 7018, aazpeitia@grc.com.mx; or in New York, Maria Barona or Peter Majeski, both of i-advize Corporate Communications, Inc., +1-212-406-3690, grc@i-advize.com, for Grupo Radio Centro/ /First Call
      Analyst: /
      /FCMN Contact: pmajeski@i-advize.com /
      /Web site: http://www.radiocentro.com.mx/

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Grupo Radio Centro, S.A. de C.V.
                                        (Registrant)


Date: April 26, 2007                       By: /s/ Pedro Beltran Nasr
                                               ---------------------------------
                                                 Name:  Pedro Beltran Nasr
                                                 Title: Chief Financial Officer


                                        3